Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2004

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors Meeting
2.	Convening Notice – Extraordinary General Shareholders Meeting
3.	Convening Notice – Special Meeting of the Preferred Shareholders
4.	Announcement of a Material Information
5.	Convening Notice - Annual Shareholders Meeting to be held on April 26, 2004

ITEM 1

Ultrapar Participações S.A.

A PUBLICLY HELD COMPANY

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS MEETING (2/2004)

Date, Time and Place:

April 5, 2004, at 3.00 p.m. at the Company’s head office at Av. Brig. Luis Antônio, 1343 – 9th floor, city and state of São Paulo.

Presence:

The undersigned Members of the Board of Directors.

Agenda:

To approve the convening of an Extraordinary General Meeting and a Special Meeting of Preferred Shareholders to present proposals for altering the Company’s Bylaws, pursuant to articles 135 and 136 of Law 6,404/76, as follows:

a) Notice of Convening of an Extraordinary General Shareholders Meeting

“ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Held company
CNPJ nº 33.256.439/0001-39

Convening Notice
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Shareholders are hereby invited to the Extraordinary General Shareholders Meeting to be held on May 18, 2004, at 2.00 p.m., at the Company’s head office at Av. Brig. Luis Antônio, 1343 – 9th floor, city and state of São Paulo, for the purpose of deliberating on the following agenda:

1.	Alteration of article 12 of the Company’s Bylaws, to make the dividends received by preferred shareholders equal to those received by common shareholders, eliminating the right of preferred shareholders to receive dividends at least 10% (ten per cent) higher than those received by common shareholders;

2.	Inclusion in the company’s Bylaws of provisions to the effect that a direct or indirect sale of a controlling stake in the Company can only be effected on the suspensive condition that the acquiring party make a public tender offer for the acquisition of the common and preferred shares of other Company shareholders on terms equivalent to those offered for the controlling stake.

To participate in the General Meeting, Shareholders must provide proof of their status as holders of common shares by verification of the nominative share register.

Shareholders may be represented at the Extraordinary General Meeting by an attorney-in-fact, constituted less than one year previously, being either a shareholder, a manager of the Company, a lawyer, a financial institution or the manager of an investment fund, representing investors therein, the presentation of the respective power of attorney being mandatory. Said documentation must be delivered at Company’s head office, Investor Relations Department, no later than 5.30 p.m. on May 17 2004. failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, April 06, 2004.

PAULO GUILHERME AGUIAR CUNHA
 Chairman of the Board of Directors”

b) Notice of the Convening of a Special Preferred Shareholders Meeting

“ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Held Company
CNPJ nº 33.256.439/0001-39

Convening Notice

SPECIAL PREFERRED SHAREHOLDERS MEETING

Shareholders are hereby invited to the Special Preferred Shareholders Meeting to be held on May 18, 2004, at 10.00 a.m. at the Company’s head office at Av. Brig. Luis Antônio, 1343 – 9th floor, city and state of São Paulo, for the prior approval of the following item to be decided upon by the Extraordinary General Meeting on May 18 2004:

Alteration of article 12 of the Company’s Bylaws, to make the dividends received by preferred shareholders equal to those received by common shareholders, eliminating the right of preferred shareholders to receive dividends at least 10% (ten per cent) higher than those received by common shareholders.

At the Special Preferred Shareholders Meeting, shareholders will also be made aware that the Extraordinary General Shareholders Meeting of May 18 will decide upon the inclusion in the Company’s Bylaws of provisions to the effect that a direct or indirect sale of a controlling stake in the Company can only be effected on the suspensive condition that the acquiring party make a public tender offer for the acquisition of the common and preferred shares of other Company shareholders on terms equivalent to those offered for the controlling stake.

To participate in the Extraordinary General Shareholders Meeting, Shareholders must provide proof of their status through a share deposit statement issued by the financial institution, the depositary agent for the book entry preferred shares.

The shareholders may be represented at the Special Preferred Shareholders Meeting by an attorney-in-fact, constituted less than one year previously, being either a Shareholder, a manager of the Company, a lawyer, a financial institution or manager of an investment fund, representing investors therein, the presentation of the respective power of attorney being mandatory. The said documentation must be delivered at the Company’s head office, Investor Relations Department, by 5.30 p.m. on May 17, 2004, failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, April 6, 2004.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors”

These decisions were approved by all the Board Members present, with the exception of Board Member Renato Ochman, who abstained from voting.

There being no further pending matters on the agenda, the meeting was declared closed. The present
Minutes were duly transcribed and, having been read and approved, were signed by all the Board
Members present.

Paulo Guilherme Aguiar Cunha
President

Lucio de Castro Andrade Filho	Ana Maria Levy Villela Igel
Vice President	Board Member

Nildemar Secches	Renato Ochman
Board Member	Board Member

Paulo Vieira Belotti

Board Member

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Held company
CNPJ nº 33.256.439/0001-39

Convening Notice
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Shareholders are hereby invited to the Extraordinary General Shareholders Meeting to be held on May 18, 2004, at 2.00 p.m., at the Company’s head office at Av. Brig. Luis Antônio, 1343 – 9th floor, city and state of São Paulo, for the purpose of deliberating on the following agenda:

1.	Alteration of article 12 of the Company’s Bylaws, to make the dividend right of preferred shareholders equal to those of common shareholders, by abolishing the right of preferred shareholders to receive dividends at least 10% (ten per cent) higher than those received by common shareholders;

2.	Inclusion in the Company’s Bylaws of provisions to the effect that a direct or indirect sale of a controlling stake in the Company can only be effected on the condition that the acquiring party make a public tender offer for the acquisition of the common and preferred shares of other Company shareholders on terms equivalent to those offered for the controlling stake.

To participate in the Extraordinary General Shareholders Meeting, Shareholders must provide proof of their status as holders of common shares by verification of the nominative share register.

Shareholders may be represented at the Extraordinary General Shareholders Meeting by an attorney-in-fact, constituted less than one year previously, being either a shareholder, a manager of the Company, a lawyer, a financial institution or the manager of an investment fund, representing investors therein, with the presentation of the respective power of attorney being mandatory. Said documentation must be delivered at Company’s head office, Investor Relations Department, no later than 5.30 p.m. on May 17 2004, failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, April 6th, 2004.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

ITEM 3

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Held Company
 CNPJ nº 33.256.439/0001-39

Convening Notice

SPECIAL MEETING OF THE PREFERRED SHAREHOLDERS

Shareholders are hereby invited to the Special Meeting of the Preferred Shareholders to be held on May 18, 2004, at 10.00 a.m. at the Company’s head office at Av. Brig. Luis Antônio, 1343 – 9th floor, city and state of São Paulo, for the prior approval of the following item to be decided upon by the Extraordinary General Meeting on May 18 2004:

Alteration of article 12 of the Company’s Bylaws, to make the dividend right of preferred shareholders equal to those of common shareholders, by abolishing the right of preferred shareholders to receive dividends at least 10% (ten per cent) higher than those received by common shareholders.

At the Special Meeting of the Preferred Shareholders, shareholders will also be made aware that the Extraordinary General Meeting of May 18 will decide upon the inclusion in the Company’s Bylaws of provisions to the effect that a direct or indirect sale of a controlling stake in the Company can only be effected on the condition that the acquiring party make a public tender offer for the acquisition of the common and preferred shares of other Company shareholders on terms equivalent to those offered for the controlling stake.

To participate in the Extraordinary General Meeting, Shareholders must provide proof of their status through a share deposit statement issued by the financial institution acting as the depositary agent for the book entry preferred shares.

The shareholders may be represented at the Special Meeting of the Preferred Shareholders by an attorney-in-fact, constituted less than one year previously, being either a Shareholder, a manager of the Company, a lawyer, a financial institution or manager of an investment fund, representing investors therein, with the presentation of the respective power of attorney being mandatory. The said documentation must be delivered at the Company’s head office, Investor Relations Department, by 5.30 p.m. on May 17, 2004, failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, April 6th, 2004.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

ITEM 4

ULTRAPAR PARTICIPAÇÕES S.A.

ANNOUNCEMENT OF MATERIAL INFORMATION

São Paulo, Brazil – April 06, 2004 – ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) – (BOVESPA:UGPA4-NYSE:UGP), a company engaged in LPG distribution (Ultragaz), chemicals manufacturing (Oxiteno) and logistics for the chemicals and fuel sectors (Ultracargo) announced today that it is calling for an Extraordinary General Shareholders Meeting and a Special Meeting of the Preferred Shareholders, to vote on the following matters:

1.	To register in the Company’s Bylaws Tag Along Rights for all company shareholders, at 100% of the offer price; and
2.	To give common and preferred shareholders the right to equal dividends.

The purpose of these proposals is to align the interests of common and preferred shareholders, facilitating the placement of additional preferred shares on the market, in response to requests from the analyst community for greater share liquidity.

The registration of the Tag Along Rights in the Company’s Bylaws is intended to improve on the rights already conceded on March 22, 2000 through a Shareholders Agreement.

ULTRAPAR PARTICIPAÇÕES S.A.

Fabio Schvartsman
Chief Financial and Investor Relations Officer

ITEM 5

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Held Company

CNPJ nº 33.256.439/0001-39

Convening Notice

ANNUAL GENERAL SHAREHOLDERS MEETING

Shareholders are hereby invited to the Annual General Shareholders Meeting to be held on April 26, 2004 at 3 p.m. at the Company’s head office at Av. Brigadeiro Luís Antônio,1343 – 9th floor in the City and State of São Paulo for the purpose of deliberating on the following agenda:

3.	Examination and approval of the management report, financial statements and balance sheet for the financial year ending December 31, 2003, together with the Independent Auditor’s report;

4.	Distribution of net income for the financial year 2003 with the ratification of the dividends already distributed for the said financial year;

5.	Election of the Board of Directors’ members and the setting of the management’s compensation.

We inform that the minimum percentage of voting capital necessary for requesting multiple voting rights to elect Board members is 5% (five per cent) of the voting capital pursuant to CVM Instruction 282/98.

To participate in the Annual General Shareholders Meeting, the holders of nominative shares held in fungible custody must provide a statement issued up to two business days prior to the Meeting and containing the respective shareholding position as supplied by the custodian. The status as holder of common shares will be proven by verification of the nominative share register.

The shareholders may be represented at the General Shareholders Meeting by an attorney-in-fact, constituted less than one year previously, being either a Shareholder, a manager of the Company, lawyer, manager of a financial institution or a manager of an investment fund manager, representing the members thereof, the presentation of the respective power of attorney being mandatory. The said documentation must be delivered at the Company’s head office, Investor Relations Department by 5.30 p.m. on April 22, 2004, failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, April 06, 2004.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer

Date: April 6, 2004